

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Jesse Sutton
Chief Executive Officer
Ultimax Digital, Inc.
420 Lexington Avenue, Suite 230
New York, NY 10170

> **Re: Ultimax Digital, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2022**
> **File No. 333-267590**

Dear Jesse Sutton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2022 letter.

Form S-1 Filed on September 23, 2022

Capitalization, page 55

1. You indicate on page 64 that you expect to repay your four promissory notes, plus accrued interest, from the proceeds of this offering and that the convertible notes will either be repaid from the proceeds of this offering or, at the option of the holders, converted into shares of your comment stock. To the extent considered probable, tell us what consideration you gave to reflecting these changes in capitalization in your pro forma capitalization table. In this regard, please refer to comment 1 in our letter dated August 9, 2022. In addition, please explain how the estimated underwriting discounts and commissions and offering costs are reflected in the amount of pro forma stockholders' equity.

<u>Dilution, page 56</u>

2.   Please explain how you computed the net tangible book value as of June 30, 2022. In this regard, you reported net assets as of June 30, 2022 of $(1,403,326).

<u>Exhibits and Financial Statement Schedules, page 110</u>

3.   Please revise to file a consent from your independent registered public accounting firm.

     You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paul Goodman